51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

March 7, 2025

Item 3 News Release

The news release dated March 7, 2025 was disseminated through Cision.

Item 4 Summary of Material Change

On March 7, 2025, the Company entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC (“Roth”), to establish an at the market equity program (the “ATM Program”). The Company, at its discretion, may issue up to US$850,000 of common shares (the “Common Shares”) of the Company under the ATM Program, which will be issued from treasury to the public. Any Common Shares sold under the ATM Program will be sold at market price, or as otherwise agreed upon by the Company and Roth by means of ordinary brokers’ transactions on the Nasdaq Capital Market (“Nasdaq”) or any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 7, 2025, the Company entered into the Sales Agreement with Roth to establish the ATM Program. The Company, at its discretion, may issue up to US$850,000 of its Common Shares under the ATM Program, which will be issued from treasury to the public. Any Common Shares sold under the ATM Program will be sold at market price, or as otherwise agreed upon by the Company and Roth by means of ordinary brokers' transactions on the Nasdaq or any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. The Company intends to use the net proceeds of any sales of Common Shares under the ATM Program for the production of all-electric vehicles, including BEAST school buses and EV Star commercial vehicles, as well as for product development, with the remainder, if any, for general corporate purposes.

The Company is not obligated to make any sales of Common Shares under the Sales Agreement. There are no warrants, derivatives, financial or business covenants associated with the Sales Agreement.

The Company will pay Roth a commission rate equal to 3.0% of the aggregate gross proceeds from the sale of Common Shares pursuant to the Sales Agreement. The Company will also reimburse Roth for certain of its expenses.

The ATM Program is made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC"). The prospectus supplement relating to the ATM Program was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the ATM Program may be obtained from Roth Capital Partners, LLC 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660; (800) 678-9147.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

March 7, 2025